UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS IN

PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

FINANCIAL YEAR-END	31/12/2017

TAX ID No.:	A-48265169

REGISTERED NAME
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

REGISTERED ADDRESS
PLAZA DE SAN NICOLÁS, 4, 48005 BILBAO (VIZCAYA)

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

MODEL FORM OF ANNUAL REPORT ON THE REMUNERATION OF

DIRECTORS IN PUBLICLY TRADED COMPANIES

A	CORPORATE REMUNERATION POLICY FOR THE CURRENT YEAR

A.1 Explain the corporate remuneration policy. This section will include information on:

•	General principles and foundations of the remuneration policy.

•	Most significant changes in the remuneration policy applied during the previous year and changes made during the year to the conditions for the exercise of previously awarded options.

•	Criteria used and composition of the comparable groups of companies whose remuneration policies have been examined to establish the corporate remuneration policy.

•	Relative importance of variable remuneration items in comparison to fixed items and the criteria used to determine the components of the directors’ remuneration package (remuneration mix).

Explain the remuneration policy

Banco Bilbao Vizcaya Argentaria, S.A., (“BBVA”, the “Bank” or the “Company”) has in place a remuneration policy that applies generally to employees of the Bank and of the companies within the consolidated group (the “BBVA Group” or the “Group”), geared towards recurring value creation for the Group, and likewise seeking alignment of employees’ and shareholders’ interests with sound risk management.

The Policy is one of the elements devised by the Bank’s Board of Directors (hereinafter, the “Board”) as part of BBVA’s corporate governance system. It is based on the following principles:

•	Long-term value creation.

•	Reward the attainment of results based on sound and responsible risk assumption.

•	Attract and retain the best professionals.

•	Rewarding the level of responsibility and professional track record.

•	Ensure internal equity and external competitiveness.

•	Guarantee transparency of the remuneration scheme.

BBVA has defined the Group remuneration policy on the basis of these principles, taking into consideration the need to comply with legal requirements applicable to credit institutions and those applicable in the different sectors in which it develops its business, as well as alignment with best market practices, while including elements devised to reduce exposure to excessive risks and adjust remuneration to the targets, values and long-term interests of the Group.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

On the basis of the principles of the Group’s general policy, BBVA has a specific policy applicable to certain individuals whose professional activities have material impact on the Group’s risk profile (the “Identified Staff”), which includes executive directors and Senior Management, which is aligned with the regulations and recommendations applicable to remuneration schemes for this staff.

The remuneration policy applicable to Identified Staff aims to further align BBVA’s remuneration practices with applicable regulations, good governance recommendations and market best practices, thus enabling BBVA to retain its position as a benchmark for the sector in this area. The main features established in the policy to reduce excessive risk exposure and adjust remuneration to the long-term targets, values and interests are explained in section A.13 of this Report.

Within the framework of the remuneration policy applicable to Identified Staff, BBVA has a specific remuneration policy applicable to its directors (the “Remuneration Policy for BBVA Directors” or the “Policy”), approved for financial years 2017, 2018 and 2019 by the Bank’s General Meeting, held on March 17, 2017, with a favorable vote of 96.54% of the share capital.

The Remuneration Policy for BBVA Directors distinguishes, in accordance with the provisions of BBVA’s Bylaws, between the remuneration system for directors acting in their capacity as such (non-executive directors) and the remuneration system for executive directors.

As regards non-executive directors, their remuneration system is based on the criteria of responsibility, dedication and incompatibilities inherent to the role that they undertake, and is comprised exclusively of fixed elements, as detailed in section A.3 of this Report. Remuneration of non-executive directors does not include variable pay.

The remuneration system for executive directors is defined in accordance with best market practices, which includes the concepts set forth in BBVA’s Bylaws and are the same as those generally applicable to members of BBVA’s Senior Management. The fixed and variable components of remuneration to executive directors are explained in sections A.3 and A.4 of this Report.

The composition of the peer group examined when establishing and implementing the Remuneration Policy for BBVA Directors are detailed in sections A.3 and A.4.

Remuneration structure for executive directors

The fixed and variable components of total remuneration shall be properly balanced.

The annual fixed remuneration of executive directors shall constitute a sufficiently large portion of total remuneration, in order to enable a policy for variable remuneration that is fully objective in terms of its application and stringency.

Thus the Bank has defined “target” ratios between the fixed annual remuneration and the “target” annual variable remuneration of executive directors, which take into account both the function carried out by each director and their impact on the risk profile. The “target” ratios under the Policy are:

Executive Director	Annual Fixed Remuneration	Target Annual Variable Remuneration
Group Executive Chairman	45%	55%
Chief Executive Officer	45%	55%
Head of GERPA*	70%	30%

*	Global Economics, Regulation & Public Affairs

As at the date of this Report, no significant changes have been made to the Policy, which will apply in 2018 in line with its implementation in 2017.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.2 Information on the preparatory work and decision-making process followed to determine the remuneration policy and role, if any, performed by the Remuneration Committee and other supervisory bodies in shaping the remuneration policy. This information will include, where appropriate, the mandate given to the remuneration committee, its composition and the identity of the external consultants whose services have been used to define the remuneration policy. It will also describe the status of the directors, if any, who have been involved in the definition of the remuneration policy.

Explain the process for determining the remuneration policy

As set out in BBVA’s Bylaws, the Board Regulations empower the Board to adopt decisions pertaining directors’ remuneration, as well as, in the case of executive directors, the remuneration for their executive functions and the remaining conditions to be respected in their contracts. All the aforementioned, in the framework of the Remuneration Policy for BBVA Directors, approved by the General Shareholders’ Meeting.

As part of the elements that make up the Bank’s corporate governance system, the Board has set up different committees, to assist it in matters falling within its remit and enhance the performance of its duties. The Remuneration Committee is the body that assists the Board in matters related to remuneration, as set out in the Board Regulations. This Committee will be comprised of a minimum of three members appointed by the Board. All the members must be non-executive directors, with a majority of independent directors, including the Committee Chair.

The names, positions and status of the directors that make up the Remuneration Committee at the date of this Report are detailed below:

Name and surname	Position	Status
Belén Garijo López	Chair	Independent
Tomás Alfaro Drake	Member	Independent
José Antonio Fernández Rivero	Member	External
Lourdes Máiz Carro	Member	Independent
Carlos Loring Martínez de Irujo	Member	External

The duties of the Remuneration Committee, according to the Board Regulations, are:

1.	Propose directors’ remuneration policy to the Board, for its submission to the General Meeting, as regards its items, amounts, and parameters for its determination and its vesting, likewise submitting the corresponding report, in the terms established by applicable law at any time.

2.	Determine, so that they can be reflected in their contracts, the extent and amount of individual remuneration, entitlements and other economic rewards, as well as other contractual conditions of executive directors, submitting the appropriate proposals to the Board.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.	Yearly submit a proposal to the Board regarding the annual report on the remuneration of the Bank’s directors, which will in turn be submitted to the Annual General Shareholders’ Meeting, in accordance with the applicable legislation.

4.	Propose the remuneration policy of senior managers and other Identified Staff members, for submission to the Board.

5.	Propose the basic conditions of senior managers’ contracts to the Board, and directly supervise the remuneration of senior managers in charge of risk management and compliance functions within the Company.

6.	Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to members of the Identified Staff, including executive directors and senior managers.

7.	Verify the information on directors and senior managers’ remuneration contained in the different corporate documents, including the annual report on the remuneration of directors.

8.	Any other duties that may have been allocated under these Regulations or attributed by a Board resolution or by applicable legislation.

This Committee carries out its duties with full autonomy as regards its functioning, and meets as frequently as is needed to discharge its duties, under the direction of its Chair, having met on five occasions during the year 2017.

Information on the activity carried out in the year 2017 by the Remuneration Committee is included in Section E of this Report. It is also available on the Bank’s corporate website (www.bbva.com).

Thus, BBVA’s corporate governance system has been configured so that proposals pertaining remuneration submitted to the Board for consideration originate from the Remuneration Committee, which previously analysis them, and which assists the Board in monitoring their implementation.

In order to adequately perform its duties, the Committee makes use of the advisory services provided by the Bank’s in-house services, and can further count on outsourced advice, where necessary, in order to establish criteria regarding matters within its duties. For these purposes, during 2017 and up to the date of approval of this Report, the Committee been provided information and advice by leading global consulting firms in the field of executive compensation, such as Willis Towers Watson for the analysis of fixed and variable remuneration, as well as their balance, of executive directors and members of the Senior Management, and McLagan with regard to the preparation of the Remuneration Policy for BBVA Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Moreover, the Remuneration Committee’s role is carried out in cooperation with the Risk Committee, which at the date of this Report integrates a member of the Remuneration Committee. The Risk Committee participates in the establishment of the Remuneration Policy for BBVA Directors and verifies its compatibility with appropriate and effective risk management, and that it offers no incentives to assume risks beyond the level tolerated by the Group.

All the aforementioned ensures an adequate decision-making process for remuneration-related matters.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.3 Indicate the amount and nature of the fixed components, with a breakdown where necessary, of the remuneration for the performance of senior management functions by the executive directors, the additional remuneration as chairman or member of any board committee, per diem payments for participation in the board and its committees and other fixed payments for the directorship and an estimate of the fixed annual remuneration to which they give rise. Identify other benefits not paid in cash and the basic parameters for which they are given.

Explain the fixed components of the remuneration

As stipulated in the Remuneration Policy for BBVA Directors, the remuneration system applicable to non-executive directors is based, in accordance with Article 33 bis of the Bylaws, on the criteria of responsibility, dedication and incompatibilities inherent to the role that they undertake, comprising fixed remuneration that includes the following elements:

i.	An annual remuneration in cash for carrying out the role of director and, where applicable, as member of the different Committees, with greater weight allocated to the role as Chair of each committee, and the amount depending on the nature of the duties attributed to each Committee, the dedication required and the number of meetings of these committees.

The General Meeting sets the annual allowance payable by the Bank to all non-executive directors. The Board is responsible for distributing said amount and may reduce it if deemed appropriate. To such end, the 2012 General Meeting resolved to establish the total global annual allowance at six million euro, amount which will be maintained until the General Meeting resolves to change it.

For 2018, the Board has resolved not to update the amounts of remuneration in cash established for non-executive directors, as proposed by the Remuneration Committee.

Thus, the amounts allocated for 2018 will continue to be those established for previous years, and specifically the following:

•	Member of the Board: €129 thousand;

•	Member of the Executive Committee: €167 thousand;

•	Audit and Compliance Committee: Member €71 thousand; Chair: €179 thousand;

•	Risk Committee: Member €107 thousand; Chair: €214 thousand;

•	Remuneration Committee: Member €43 thousand; Chair: €107 thousand;

•	Appointments Committee: Member €41 thousand; Chair: €102 thousand;

•	Technology and Cybersecurity Committee: Member €43 thousand; Chair: €107 thousand.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

These amounts have not been updated since 2007, with the exception of the amounts allocated as a result of the establishment, in 2016, of the Technology and Cybersecurity Committee.

ii.	A remuneration system in shares with deferred delivery, approved by the General Meeting held on March 18, 2006 and extended by resolutions of the General Meetings held on March 11, 2011 and on March 11, 2016, for a further five-year period in each case.

This system is based on the annual allocation to non-executive directors, as part of their fixed remuneration, of a number of BBVA “theoretical shares”, which will be delivered, where appropriate, on the date they leave directorship for any reason other than serious breach of their duties. The number of “theoretical shares” annually allotted to each non-executive will be equivalent to 20% of the total cash remuneration received by each non-executive director in the previous year, calculated according to the average closing price of the BBVA share during the sixty trading sessions prior to the dates of the respective Annual General Meetings approving the financial statements corresponding to each year.

iii.	Healthcare and casualty insurance premiums, as explained in section A.10 of this Report.

On the other hand, as set out in the Remuneration Policy for BBVA Directors, executive directors have their own remuneration system, defined in accordance with best market practices, which includes the concepts set forth in Article 50 bis of BBVA’s Bylaws.

Fixed remuneration constitutes a significant proportion of total compensation, and comprises the following elements:

i.	The Annual Fixed Remuneration of each executive director, which represents the annual amount received for performance of their duties, reflects the level of responsibility of said functions and is in no case linked to variable parameters or the results obtained (the “Annual Fixed Remuneration”).

The Annual Fixed Remuneration of each executive director is determined annually by the Remuneration Committee, for submission to the Board, taking into account, in addition to the level of responsibility and dedication required, the result of market analysis carried out by top-level consulting firms, in order to establish compensations that are appropriate to the role they perform and are competitive with those applied to equivalent functions across the main peer institutions, while considering other factors such as average increases of annual fixed remuneration of members of the Senior Management.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Following the analysis of the remunerations in comparable entities carried out by the consultancy firm Willis Towers Watson, among others, for BBVA’s peer group, which is enclosed as Appendix I, the Board has resolved, following the proposal from the Remuneration Committee, to maintain for 2018 the Fixed Annual Remuneration amounts established for 2017, which are set out in the Policy and are detailed as follows hereunder:

•	Group Executive Chairman: €2,475 thousand;

•	Chief Executive Officer: €1,965 thousand;

•	Head of GERPA: €834 thousand

ii.	Other components of fixed remuneration: these are explained in sections A.5 and A.10 of this Report.

A.4 Explain the amount, nature and main characteristics of the variable components of the remuneration systems.

In particular:

•	Identify each remuneration plan of which directors are beneficiaries, its scope, approval date, implementation date, validity period and main features. For share option plans and other financial instruments, the general features of the plan will include information on the conditions for exercising such options or financial instruments for each plan.

•	Indicate any payments made under profit-sharing or bonus schemes, and the reason why they were granted.

•	Explain the basic parameters and grounds for any annual bonus scheme.

•	The types of directors (executive directors, external directors, independent directors or other external directors) that are beneficiaries of remuneration systems or plans that incorporate a variable remuneration.

•	The foundations of such variable remuneration systems or plans, the criteria chosen to assess performance as well as the components and assessment methods to determine whether the criteria have been met or not, and an estimate of the total amount of variable remuneration that would result from the current compensation plan, as a function of the degree to which targets or benchmarks have been met.

•	Where appropriate, give information on deferral periods or deferral of payment established and/or holdback periods for shares or other financial instruments, if any.

Explain the variable components of the remuneration systems

As indicated in section A.1, non-executive directors do not receive variable pay.

As set forth in the Policy, variable remuneration of executive directors is determined on the basis of the level of achievement of pre-established targets, linked to the Group’s results, to long-term value creation and to performance of the functions carried out, in a manner compatible with effective risk management.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Variable remuneration will not accrue, or will accrue in a reduced amount, should a certain level of profit and capital ratio not be obtained. Likewise, it will be subject to ex ante adjustments, so that it will be reduced upon performance assessment in the event of negative performance of the Group’s results or other parameters such as the level of achievements of budgeted targets.

The variable remuneration of executive directors for each financial year is based on an incentive that is granted annually (the “Annual Variable Remuneration” or “AVR”) calculated on the basis of:

•	annual performance indicators (financial and non-financial), which take into account present and future risks, as well as the strategic priorities defined by the Group;

•	the corresponding scales of achievement, according to the weightings assigned to each indicator; and

•	a “target” annual variable remuneration, which represents the amount of AVR if 100% of the pre-established targets are met (the “Target Annual Variable Remuneration”).

In order to determine the AVR for the year 2018, the Board has established, following the proposal submitted to it by the Remuneration Committee, the same Annual Performance Indicators that were selected for the previous year, with slight changes in their weightings as detailed hereunder:

Annual Performance Indicators	Group Executive Chairman	Chief Executive Officer	Head of GERPA
Net Attributable Result without corporate transactions	30%	30%	15%
Risk Adjusted Return on Economic Capital (RAROEC)	15%	10%	10%
Return on Regulatory Capital (RORC)	15%	10%	10%
Efficiency Ratio	25%	15%	10%
Net Promoter Score (NPS)	15%	15%	15%
Non-financial Indicators	—	20%	40%

These annual financial indicators are aligned with the Group’s most significant performance metrics and the non-financial indicators are related to the degree of customer satisfaction and to strategic objectives defined at Group level, as well as specific to the executive director.

The resulting figure will constitute the AVR of each executive director for 2018, and will be subject to the settlement and payment system terms set forth in the Policy and summarized below:

•	Deferral and payment in shares:

40% of the AVR will be paid, if conditions are met, in the first quarter of the following year (the “Upfront Payment”) and the remaining 60% will be deferred for a period of five years, which will vest, if conditions are met and subject to the multi-year performance indicators, under the following payment schedule: 60% after the third year of deferral; 20% after the fourth year of deferral and the remaining 20% after the fifth year of deferral (the “Deferred Component”).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Upfront Payment will be made in cash and BBVA shares, in equal portions, and the Deferred Component will be paid 40% cash and 60% in shares.

•	Ex post adjustments:

The Deferred Component of the AVR may be reduced, even in its entirety, based on the outcome of the multi-year performance indicators aligned with the Group’s fundamental risk management and control metrics, related to solvency, capital, liquidity, funding or profitability, or to the share performance and recurring results of the Group (the “Multi-year Performance Indicators”). These have been approved by the Board, at the proposal of the Remuneration Committee and following their analysis by the Risk Committee, which ensures that they are suitable to align deferred remuneration with sound risk management.

For 2018, the Multi-year Performance Indicators, approved by the Board at the proposal of the Remuneration Committee, are the same as for 2017:

Multi-year Performance Indicators	Weighting
Economic adequacy (Economic Equity / Economic Capital at Risk)	20%
Common Equity Tier 1 (CET 1) Fully Loaded	20%
Loan to Stable Customer Deposits (LtSCD)	10%
Liquidity Coverage Ratio (LCR)	10%
Return On Equity (ROE)	20%
(Operating Income – Loan-loss provisions) / Average Total Assets	10%
Total Shareholder Return (TSR)	10%

These indicators shall be associated with scales of achievement, in such a way that, should the targets established for each indicator not be met in the three-year measurement period, the Deferred Component of AVR may be reduced, even in its entirety, yet never be increased.

•	Shares received as AVR shall be withheld for a one-year period after delivery. Likewise, executive directors will not be allowed to transfer a number of shares equivalent to two times their Annual Fixed Remuneration until at least three years have elapsed since their delivery. The aforementioned, except for the shares to be transferred, where applicable, in order to honor the payment of taxes accrued upon delivery.

•	The entire AVR will be subject to reduction and recovery (“malus” and “clawback”) arrangements over the entire deferral and withholding period.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Personal hedging or insurance strategies in connection with remuneration or responsibility that may undermine the effects of alignment with sound risk management shall not be allowed.

•	The Deferred Component in cash may be subject to updating, in the terms established by the Board, at the proposal of the Remuneration Committee.

•	The variable component of remuneration will be limited to 100% of the fixed component of total remuneration, unless the General Meeting resolves to increase this percentage up to a maximum of 200%.

Additionally, executive directors may receive variable remuneration corresponding to previous years, as detailed in Section E.

A.5 Explain the main features of the systems of long-term savings, including retirement and any other survivor benefit, partly or wholly funded by the company, whether endowed internally or externally, with an estimate of their amount or annual equivalent cost, indicating the type of plan, whether defined contribution or defined benefit, the conditions for the vesting of the directors’ economic rights and their compatibility with any type of severance payment for early cancellation or termination of the contractual relationship between the company and the director.

Also indicate payments made to any director’s defined-benefit pension scheme; or any increase in the director’s delivered rights when linked to contributions to defined-benefit schemes.

Explain the long-term savings systems

The Bank has not undertaken pension commitments with non-executive directors.

As regards the Chief Executive Officer, The Policy has established a new benefits framework that has meant the transformation of the former defined-benefit system into a defined-contribution system, according to which he is entitled, provided that he does not leave his position as Chief Executive Officer due to serious breach of his duties, to a retirement benefit, in the form of capital or income, when he reaches the legal retirement age, which amount shall result from the funds accumulated by the Bank until December 2016 to cover the commitments under his previous benefits scheme and the sum of the annual contributions made by the Bank as of January 1, 2017, to cover said benefit under the new pension scheme, along with the corresponding accumulated yields. Should the contractual relationship be terminated before he reaches the retirement age, for reason other than serious breach of his duties, the corresponding retirement benefit shall be calculated on the basis of the contributions made by the Bank up to that date, along with the corresponding accumulated yields, with no additional contributions to be made by the Bank from that moment.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The annual contribution of €1,642 thousand established in the Policy will remain in force for 2018. 15% of said contribution will be based on variable components and will be considered “discretionary pension benefits”, thus considered deferred variable remuneration, subject to the conditions established in the Policy.

In the event of death prior to retirement, an annual widow’s pension, as well as an orphan’s pension for each child until they reach the age of 25, will be granted, of an amount equivalent to 70% and 25% (40% in the event of total orphaning), respectively, of the Annual Fixed Remuneration. This pension shall be paid from the total fund accumulated for the retirement benefit at that time. The Bank will assume the amount of the corresponding annual insurance premiums in order to top up the benefits coverage. The cumulative benefits of the widow’s and orphan’s pension shall not exceed 150% of the Annual Fixed Remuneration.

The Chief Executive Officer is likewise entitled to an annual pension in the event of total or absolute permanent disability while in discharge of his duties, in an amount equivalent to the Annual Fixed Remuneration, which would revert to his spouse and children in the event of death in the percentages described above, and in any case limited to the disability pension itself. Payment will be made firstly from the total fund accumulated for retirement at that time, and the Bank will assume the amount of the corresponding annual insurance premiums in order to top up the benefits coverage.

As regards the Head of GERPA, he is entitled to a retirement benefit, in the form of capital or income, when he reaches the legal retirement age, of an amount resulting from the accumulated annual contributions and the corresponding accumulated yields.

In accordance with the Policy, the contributions regime for 2018 shall be of 30% his Annual Fixed Remuneration. 15% of said contribution will be based on variable components and will be considered “discretionary pension benefits”, thus considered deferred variable remuneration, subject to the conditions established in the Policy.

On reaching retirement age, the Head of GERPA will thus be entitled to the benefit resulting from the contributions made by the Bank in the terms mentioned, provided he does not leave directorship due to serious breach of his duties. Should the contractual relationship be terminated before he reaches retirement, benefits shall be limited to 50% of the contributions made by the Bank to that date, along with the corresponding accumulated yields, with the Bank’s contributions ceasing upon leave of directorship.

In the event of death prior to retirement, an annual widow’s pension, as well as an orphan’s pension for each child until they reach the age of 25, will be granted, of an amount equivalent to 50% and 20% (30% in the event of total orphaning) respectively of the Annual Fixed Remuneration over the previous 12 months, to be paid from the total fund accumulated for retirement pension at that time. The Bank will assume the amount of the corresponding annual insurance premiums in order to top up the benefits coverage. The cumulative benefits of the widow’s and orphan’s pension shall not exceed 100% of the Annual Fixed Remuneration over the previous 12 months.

The Director of GERPA is likewise entitled to an annual pension in the event of total or absolute permanent disability while in discharge of his duties, in an amount equivalent to 46% of the Annual Fixed Remuneration over the previous 12 months, which would revert to his spouse and children in the event of death in the percentages described above, and is in any case limited to the disability pension itself. Payment will be made firstly from the total fund accumulated for retirement at that time, and the Bank will assume the amount of the corresponding annual insurance premiums in order to top up the benefits coverage.

At the date of this Report, there are no other pension obligations undertaken in favor of other executive directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.6 Indicate any indemnity payments agreed or paid in the event of termination of the duties of director.

Explain the indemnity payments

The Bank has no commitments to pay severance indemnity to executive directors.

A.7 Indicate the conditions that the contracts of executive directors in senior management positions must respect. Among other aspects, give information on the duration, limits to the amounts of indemnity, tenure clauses, notice periods and payments that can replace such notice periods, and any other clauses regarding hiring bonuses, as well as severance payments or ring-fencing for early cancellation or termination of the contractual relationship between the company and the executive director. Include, inter alia, covenants or agreements regarding non-competition, exclusivity, tenure or loyalty and non-competition after termination of contract.

Explain the conditions of the contracts of executive directors

The remuneration, entitlements and economic rewards of each executive director are determined in their respective contracts, which comprise the items established under Article 50 bis of the Bank’s Bylaws, and are approved by the Board, following a proposal by the Remuneration Committee. The aforementioned within the framework set in the Remuneration Policy for BBVA Directors.

In execution of said Policy, the Remuneration Committee has determined, for submission to the Board, the basic contractual conditions for the Chief Executive Officer and the Head of GERPA, as regards fixed remuneration and target Annual Variable Remuneration, pension systems and non-competition clauses, which were included in their respective contracts approved by the Board.

Fixed remuneration, variable remuneration and pension scheme

With regard to fixed and variable remuneration, as well as in relation to the pension schemes of executive directors, the contractual terms have been explained in sections A.3, A.4 and A.5 of this Report, respectively.

Other conditions of executive directors’ contracts

Executive directors’ contracts are open-ended and do not include any notice periods, or tenure and loyalty clauses.

Moreover, the new contractual framework, specified in the Policy for the Chief Executive Officer and the Head of GERPA, establishes a post-contractual non-competition clause for a period of two years after they cease as BBVA executive directors, in accordance to which they shall receive remuneration in an amount equivalent to one Annual Fixed Remuneration for every year of duration of the non-compete arrangement, which shall be paid periodically over the course of the two years, provided that leave of directorship is not due to retirement, disability or serious breach of their duties.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.8 Explain any additional remuneration paid to directors for services rendered other than those inherent to their directorship.

Explain supplementary remuneration items

BBVA Directors have not accrued any remuneration regarding this item.

A.9 Indicate any remuneration granted in the form of advances, credits and guarantees, indicating the interest rate, key features and any amounts finally repaid, as well as the obligations against them by way of guarantee.

Explain the advances, credits and guarantees granted

BBVA Directors have not accrued any remuneration regarding this item.

A.10 Explain the main features of remuneration in kind.

Explain any remuneration in kind.

Non-executive directors

In accordance with the Remuneration Policy for BBVA Directors and in keeping with what is established in Article 14 of the Board Regulations, non-executive directors benefit from healthcare and casualty insurance policies taken out by the Bank, which pays the corresponding premiums, and which are attributed to the directors as remuneration in kind.

Executive directors

In accordance with what is laid down in the Policy, and in line with what is established in Article 50 bis of the Bylaws, executive directors are beneficiaries of healthcare and casualty insurance policies taken out by the Bank, which pays the relevant premiums, and which are allocated to the directors as remuneration in kind.

The Bank also pays executive directors other remuneration in kind and the social benefits generally applicable to the Bank’s Senior Management.

A.11 Indicate the remuneration accruing to the director by virtue of payments made by the listed company to a third party in which the director provides services, when such payments are intended to remunerate the director’s services in the company.

Explain the remuneration accruing to the director by virtue of payments made by the listed company to a third party in which the director provides services.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

BBVA directors have not accrued any remuneration in respect of this item.

A.12 Any kind of remuneration item other than those listed above, regardless of their nature or the group entity paying them, especially when it may be considered a related-party transaction or when its issuance would distort the true picture of the total remuneration received by the director.

Explain other remuneration items

BBVA directors have not accrued any remuneration in respect of this item.

A.13 Explain the actions taken by the company in connection with the remuneration system to reduce excessive risk exposure and match it to the long-term targets, values and interests of the company. Include, where appropriate, a reference to: measures designed to ensure that the remuneration policy is aligned with the long-term performance of the company; measures establishing an appropriate balance between fixed and variable compensation; measures taken in relation to those categories of staff whose professional activities have a material impact on the risk profile of the entity; clawback formulae or clauses to reclaim variable components of performance-based remuneration when such components have been paid on the basis of data that is subsequently proven to be wholly inaccurate; and measures designed to prevent conflicts of interest, where applicable.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explain the actions taken to reduce the risks

As explained in section A.1 of this Report, on the basis of the principles of the Group’s general remuneration policy, geared towards recurring value creation for the Group, and alignment of employees’ and shareholders’ interests with sound risk management, BBVA has a specific policy applicable to Identified Staff, which includes executive directors. Said policy is aligned with the regulations and recommendations applicable to the remuneration schemes of Identified Staff, in keeping with the following premises:

•	it is consistent with and promotes sound and effective risk management at both the medium and long term, and does not provide incentives to encourage risk-taking that exceeds the levels tolerated by the Bank;

•	it is compatible with the Bank’s business strategy, objectives, values and long-term interests;

•	it provides a clear distinction between the criteria to establish the fixed remuneration and the variable remuneration, and stipulates an adequate balance between both components.

The main characteristics of the policy designed to reduce the exposure to excessive risks and adjust the remuneration of executive directors and remaining Identified Staff members to the long-term goals, values and interests of the Company are detailed hereunder.

i.	Balance between fixed and variable remuneration

The fixed and variable components of total remuneration will be appropriately balanced, in line with applicable regulations, enabling a fully flexible policy as regards the payment of variable components, allowing for such components to be reduced in their entirety, where appropriate.

For these purposes, the Bank will define “target” ratios between fixed and variable remuneration (set out in section A.1 for executive directors), taking into account the functions carried out (business, support or control) and, consequently, their impact on the Group’s risk profile, adapted in each case to the reality of the different countries or functions.

ii.	Calculation and award of variable remuneration

As set out in section A.4 for executive directors, the AVR of Identified Staff members will be based on effective risk management and linked to the level of achievement of pre-established financial and non-financial targets, established at Group, area and individual level, which take into account the present and future risks assumed as well as the Group’s long-term interests.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, variable remuneration of Identified Staff members for each year will not accrue, or will accrue in a reduced amount, should a certain level of profit and capital ratio not be obtained. Moreover, it will be subject to ex ante adjustments, so that it will be reduced upon performance assessment in the event of negative performance of the Group’s results or other parameters such as the level of achievements of budgeted targets.

The AVR shall reflect performance measured by the achievement of targets aligned with the risk incurred, and will be calculated on the basis of:

•	annual performance indicators of the Group, area or individual (financial and non-financial);

•	the corresponding scales of achievement, according to weightings assigned to each indicator; and

•	a “target” Annual Variable Remuneration that represents the amount of Annual Variable Remuneration if 100% of the pre-established targets are met.

iii.	Specific settlement and payment system

The AVR of Identified Staff will be paid, if the conditions are met, subject to the settlement and payment rules detailed in section A.4, with the following specificities:

The deferral period will be five years for executive directors and members of the Senior Management, and three years for the remaining Identified Staff members.

The Deferred Component will be 60% for executive directors, members of the Senior Management and Identified Staff members with particularly high variable remuneration, and 40% for the rest of Identified Staff. It will be distributed as 40% cash and 60% shares, in the case of executive directors and members of the Senior Management, and 50% in cash and shares for the remaining Identified Staff members.

The Deferred Component of the AVR may be reduced, even in its entirety, based on the outcome of the multi-year performance indicators aligned with the Group’s fundamental risk management and control metrics, which are the same for all Identified Staff members, and will be measured throughout the three-year deferral period.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Shares received as AVR will be withheld for a one-year period from the date of delivery (except for the shares to be transferred, where applicable, in order to honor the payment of taxes accrued upon delivery) and will not be subject to updating. Moreover, personal hedging or insurance strategies in connection with remuneration or responsibility that may undermine the effects of alignment with sound risk management shall not be allowed and the variable component of remuneration for a year shall be limited to 100% of the fixed component of total remuneration (except where the General Meeting resolves to increase it up to a maximum of 200%).

iv.	Malus and clawback arrangements for variable remuneration, applicable during the entire deferral and withholding period, the full content of which is set out in the Remuneration Policy for BBVA Directors, and which are likewise applicable to the remaining Identified Staff members.

B	REMUNERATION POLICY FORECAST FOR FUTURE YEARS

Repealed.

C	GLOBAL SUMMARY OF HOW THE REMUNERATION POLICY HAS BEEN APPLIED DURING THE FINANCIAL YEAR ENDING

C.1 Give a brief explanation of the main features of the structure and remuneration items of the remuneration policy applied during the last financial year, resulting in the breakdown of the individual remuneration accrued by each of the directors listed in Section D of this report, and a summary of the resolutions passed by the board to implement these items.

Explain the structure and remuneration items of the remuneration policy applied during the year

In accordance with the Remuneration Policy for BBVA Directors approved, for financial years 2017, 2018 and 2019, by the General Meeting held on March 17, 2017, the structure and remuneration items applied to BBVA directors in 2017 have been as follows:

The Policy distinguishes between the remuneration system applicable to directors in their capacity as such (non-executive directors) and that of executive directors, the specificities of which have been outlined in Section A above.

Non-executive directors

As explained in sections A.1 and A.3, the remuneration system consists exclusively of the following fixed elements:

i.	Annual cash allocation for performing their role as director and, where applicable, as members of the different Board Committees: the amounts paid in 2017 have been the same as those indicated in section A.3 above and are detailed in section D.1.a) i) below.

ii.	In 2017, the Bank has paid healthcare and casualty insurance premiums to non-executive directors, as described in section A.10 of this Report. These remuneration items are detailed in section D.1.a) i) “Other items” below.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

iii.	Remuneration system in shares with deferred delivery: the “theoretical shares” accumulated by each BBVA non-executive director as at December 31, 2017, as well as those allocated to each of them in that year (equivalent to 20% of the total cash remuneration received in 2016 by each non-executive director), are detailed in section D.1.a) ii) below.

For the purposes of this Report, the “theoretical shares” of the remuneration system in shares with deferred delivery for non-executive directors have been equated to “options”, notwithstanding the fact that they do not constitute options, given that BBVA does not have option plans for its directors and that shares are receivable only after leave of directorship for any reason other than serious breach of duties.

Also included in this section (D.1 (a) (ii)) are the shares delivered to directors José Luis Palao García-Suelto and James Andrew Stott, who ceased as directors on March 17, 2017 and May 31, 2017, respectively.

Executive directors

In line with the provisions of the current Policy, the fixed and variable components of executive directors’ remuneration have accrued in accordance with an appropriate balance, and specifically according to the “target” ratios set in the Policy.

The Annual Fixed Remuneration of each executive director represents the annual amount received for the performance of duties, reflecting the level of responsibility of those duties, and is not linked to any variable parameters or results obtained.

The amount was approved by the Board, as proposed by the Remuneration Committee, at its meeting held on February 9, 2017, and is reflected in the Policy. The following amounts have thus been paid in 2017:

•	Group Executive Chairman: €2,475 thousand;

•	Chief Executive Officer: €1,965 thousand;

•	Head of GERPA: €834 thousand.

These amounts are detailed in section D.1.a) under “Salary”.

In 2017, BBVA executive directors have likewise received remuneration in kind, as described in section A.10 of this Report; the amounts are included in section D.1.a) i) “Other items”.

Annual Variable Remuneration

Following year-end 2017, and having met the minimum thresholds for Net Attributable Profit and Capital Ratio established for the accrual of 2017 AVR, the Board, at the proposal of the Remuneration Committee, has approved the amount for each executive director.

In accordance with the current Policy, the calculation of AVR has been carried out on the basis of:

•	annual performance indicators (financial and non-financial) which take into account present and future risks, as well as the strategic priorities defined by the Group;

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	the corresponding scales of achievement, according to weightings assigned to each indicator; and

•	a “target” Annual Variable Remuneration that represents the amount of Annual Variable Remuneration if 100% of the pre-established targets are met.

In order to calculate 2017’s AVR, the following Annual Performance Indicators and their respective weightings were established by the Board, at the beginning of the year and as proposed by the Remuneration Committee:

Annual Performance Indicators	Group Executive Chairman	Chief Executive Officer	Head of GERPA
Net Attributable Profit without corporate transactions	25%	20%	12,5%
Risk Adjusted Return on Economic Capital (RAROEC)	15%	10%	10%
Return on Regulatory Capital (RORC)	25%	20%	15%
Efficiency Ratio	25%	20%	12,5%
Net Promoter Score (NPS)	10%	10%	10%
Strategic Indicators	—	20%	40%

These annual financial indicators are aligned with the Group’s most significant performance metrics and the non-financial indicators are related to the degree of customer satisfaction and to strategic objectives defined at Group level as well as specific to the executive director.

The amount of AVR for 2017 has therefore been obtained from the level of fulfillment of the aforementioned indicators, based on the objectives and scales of achievement approved by the Board, at the proposal of the Remuneration Committee, as detailed further in section D.2.

In light of the foregoing, the Board, as proposed by from the Remuneration Committee, has approved the following amounts of 2017 AVR for the executive directors:

•	€3,298 thousand for the Group Executive Chairman;

•	€2,810 thousand for the Chief Executive Officer; and

•	€436 thousand for the Head of GERPA.

Once these amounts have been determined, the Board, acting on a proposal from the Remuneration Committee, has approved the application of the settlement and payment system provided for in the Policy, which has been detailed in section A.4 above, from which it follows that:

i.	The Upfront Payment of 2017 AVR (40%) will be made, if conditions are met, in the first quarter of 2018, and the remaining 60%, corresponding to the Deferred Component, will be deferred for a period of five years, subject to compliance with the Multi-year Performance Indicators, with delivery to be made, if conditions are met, with the following payment schedule: 60% of the Deferred Component in 2021; 20% in 2022; and 20% in 2023.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ii.	The Upfront Payment will be made in equal portions of cash and BBVA shares, and the Deferred Component in a percentage of 40% cash and 60% shares. In both instances, the portion to be paid in shares shall be calculated on the basis of the average closing price of the BBVA share on the stock market between December 15, 2017 and January 15, 2018, both inclusive, which has been 7.25 euro per share.

Accordingly, the following amounts corresponding to the Upfront Payment shall be paid in the first quarter of 2018:

•	€660 thousand and 90,933 shares for the Group Executive Chairman;

•	€562 thousand and 77,493 shares for the Chief Executive Officer; and

•	€87 thousand and 12,029 shares for the Head of GERPA.

The Deferred Component will be subject to the ex post adjustments indicated in the Policy and, therefore, its result will depend on the degree of compliance with the Multi-year Performance Indicators detailed below, together with their weightings, approved by the Board in its session held on February 9, 2017, at the proposal of the Remuneration Committee, :

Multi-Year Performance Indicators	Weighting
Economic adequacy (Economic Equity / Economic Capital at Risk)	20%
Common Equity Tier (CET) 1 Fully Loaded	20%
Loan to Stable Customer Deposits (LtSCD)	10%
Liquidity Coverage Ratio (LCR)	10%
Return On Equity (ROE)	20%
(Operating Income – Loan-loss provisions) / Average Total Assets	10%
Total Shareholder Return (TSR)	10%

The approved peer group for the purpose of calculating the TSR indicator is as follows:

Peer group for the TSR indicator
Banco Santander	Spain
BNP Paribas	France
Société Générale	France
Barclays	United Kingdom
HSBC Holdings	United Kingdom
Lloyds Banking Group	United Kingdom
Deutsche Bank	Germany
Commerzbank	Germany
UniCredit	Italy
Intesa SanPaolo	Italy
Bank of America Corporation	United States
Citigroup	United States
Wells Fargo & Company	United States
The Bank of Nova Scotia	Canada
ING Groep	Netherlands

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

These indicators will be applied the scales of achievement approved by the Board once the AVR for 2017 has been determined, and shall be calculated over the first three years of the deferral period. Their result will determine whether or not the amount of the Deferred Component of 2017’s AVR is to be adjusted downwards.

In any event, the AVR for 2017 will be subject to the remaining conditions of the settlement and payment system provided for in the Policy, and specifically:

•	Mandatory withholding and unavailability periods.

•	Hedging prohibitions.

•	Criteria for the update of the Deferred Component in cash.

•	Malus and clawback arrangements for the entire AVR.

All these conditions are explained in greater detail in section A.4 of this Report.

In accordance with the information set out above, the AVR items for 2017 included in section D.1 are as follows:

•	D.1.a) i) “Remuneration in cash”, under the heading “Variable short-term remuneration”, includes the Upfront Payment in cash of 2017’s AVR, to be delivered in the first quarter of 2018.

•	D.1.a) i) “Remuneration in cash”, under the heading “Long-term variable remuneration”, includes the maximum amount of the Deferred Component in cash of 2017’s AVR. This remuneration has not accrued at the date of this Report, for it is subject to compliance with the Multi-year Performance Indicators during the deferral period.

•	D.1.a) ii) “Share-based payment schemes”, under the heading “Shares delivered in 2017”, includes both the shares corresponding to the Upfront Payment of 2017’s AVR and the maximum number of shares to which the Deferred Component of 2017’s AVR may amount.

These shares have not been delivered in 2017, but correspond to the variable remuneration scheme explained in section A.4. As regards the maximum number of shares to which the Deferred Component may rise, these have not accrued as at the date of approval of this Report.

BBVA does not have any stock option plans in favor of its directors or its employees.

•	Finally, the total figure reflected in section D.1.c) for 2016 does not coincide with the figure included in this same section in last year’s Report (€15,718 thousand) since directors Ignacio Ferrero Jordi and Ramón Bustamante y de la Mora ceased as directors in financial year 2016.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pension scheme

As stated in the Remuneration Policy for BBVA Directors, the Bank undertaken pension commitments with the Chief Executive Officer and the Head of GERPA to cover retirement, disability and death, the conditions of which are detailed in section A.5 of this Report.

Implementation of the system in 2017

As regards the Chief Executive Officer, the amount established in the Policy as annual contribution to cover the retirement, as part of his defined-contribution system, has been €1,642 thousand, amount which shall be updated in the same proportion as his Annual Fixed Remuneration.

Likewise, pursuant to the Policy, 15% of the agreed annual contribution, mentioned above, shall be based on variable components and be considered “discretionary pension benefits”, thus subject to the conditions of delivery in shares, retention and clawback established in applicable regulations, as well as to those other conditions of variable remuneration applicable to them pursuant to the aforementioned Policy.

On the other hand, the Bank has assumed the amount of the annual insurance premiums in order to top up the coverage of death and disability of the Chief Executive Officer’s benefits scheme, in the terms established in the Remuneration Policy for BBVA Directors.

Pursuant to the foregoing, in the year 2017 an amount of €1,853 thousand has been recorded to attend the benefits commitments undertaken with the Chief Executive Officer, amount which includes the contribution to retirement coverage (€1,642 thousand), as well as to death and disability (€211 thousand), with the total accumulated fund to cover retirement commitments amounting €17,503 thousand, as at December 31, 2017.

15% of the agreed annual contribution to retirement (€246 thousand) has been registered in the year 2017 as “discretionary pension benefits” and, following year-end 2017, said amount has been adjusted according to the criteria established for the determination of the Chief Executive Officer’s annual variable remuneration for 2017. Accordingly, the “discretionary pension benefits” for the year 2017 have been determined in an amount of €288 thousand, amount which will be included in the accumulated fund in the year 2018, subject to the same conditions as the Deferred Component of annual variable remuneration for the year 2017, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

These amounts are detailed in section D.1.a) iii) “Long-term savings systems”.

As regards the Head of GERPA, the pension scheme established in the Remuneration Policy for BBVA Directors provides for a defined-contribution regime amounting to 30% of his Annual Fixed Remuneration as of January 1, 2017, as annual contribution to cover retirement benefit, as well as payment of the corresponding annual insurance premiums in order to top up the coverage of death and disability.

As in the case of the Chief Executive Officer, 15% of the agreed annual contribution, mentioned above, shall be based on variable components and be considered “discretionary pension benefits”, thus subject to the conditions of delivery in shares, retention and clawback established in applicable regulations, as well as to those other conditions of variable remuneration applicable to them pursuant to the aforementioned Policy.

Pursuant to the foregoing, in the year 2017 an amount of €393 thousand has been recorded to attend the benefits commitments undertaken with the executive director Head of GERPA, amount which includes the contribution to retirement coverage (€250 thousand), as well as to death and disability (€143 thousand), with the total accumulated fund to cover retirement commitments amounting €842 thousand, as at December 31, 2017.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

15% of the agreed annual contribution to retirement (€38 thousand) has been registered in the year 2017 as “discretionary pension benefits” and, following year-end 2017, said amount has been adjusted according to the criteria established for the determination of the executive director Head of GERPA’s annual variable remuneration for 2017. Accordingly, the “discretionary pension benefits” for the year 2017 have been determined in an amount of €46 thousand, amount which will be included in the accumulated fund in the year 2018, subject to the same conditions as the Deferred Component of annual variable remuneration for the year 2017, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

These amounts are detailed in section D.1.a) iii) “Long-term savings systems”.

There are no other pension obligations undertaken in favor of other executive directors.

Also attached to this Report is Note 54 to the Bank’s consolidated Financial Statements for 2017, which covers the remuneration received by directors during that year, as well as the contributions made to pension systems.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D	BREAKDOWN OF INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Name	Type	Accrual period in 2016
FRANCISCO GONZÁLEZ RODRÍGUEZ	Executive	From 01/01/2017 to 31/12/2017
CARLOS TORRES VILA	Executive	From 01/01/2017 to 31/12/2017
TOMÁS ALFARO DRAKE	Independent	From 01/01/2017 to 31/12/2017
JOSÉ MIGUEL ANDRÉS TORRECILLAS	Independent	From 01/01/2017 to 31/12/2017
JOSÉ ANTONIO FERNÁNDEZ RIVERO	Other External	From 01/01/2017 to 31/12/2017
BELÉN GARIJO LÓPEZ	Independent	From 01/01/2017 to 31/12/2017
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	Executive	From 01/01/2017 to 31/12/2017
SUNIR KUMAR KAPOOR	Independent	From 01/01/2017 to 31/12/2017
CARLOS LORING MARTÍNEZ DE IRUJO	Other External	From 01/01/2017 to 31/12/2017
LOURDES MAÍZ CARRO	Independent	From 01/01/2017 to 31/12/2017
JOSÉ MALDONADO RAMOS	Other External	From 01/01/2017 to 31/12/2017
JUAN PI LLORENS	Independent	From 01/01/2017 to 31/12/2017
SUSANA RODRÍGUEZ VIDARTE	Other External	From 01/01/2017 to 31/12/2017
JOSÉ LUIS PALAO GARCÍA-SUELTO	Independent	From 01/01/2017 to 17/03/2017
JAMES ANDREW STOTT	Independent	From 01/01/2017 to 31/05/2017

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D.1 Complete the following tables on the individual remuneration of each of the directors (including remuneration for carrying out executive functions) accrued during the year.

a) Remuneration accrued in the company covered by this report:

i)	Cash remuneration (in thousands of €)

Name	Salary	Fixed remuneration	Per diem payments	Short-term variable remuneration	Long-term variable remuneration	Remuneration for membership of Board committees	Indemnifications	Other items	Total 2017	Total 2016
FRANCISCO GONZÁLEZ RODRÍGUEZ	2,475	0	0	660	792	0	0	16	3,943	3,451
CARLOS TORRES VILA	1,965	0	0	562	675	0	0	121	3,323	3,244
TOMÁS ALFARO DRAKE	0	129	0	0	0	241	0	0	370	338
JOSÉ MIGUEL ANDRÉS TORRECILLAS	0	129	0	0	0	326	0	7	462	451
JOSÉ ANTONIO FERNÁNDEZ RIVERO	0	129	0	0	0	235	0	13	377	362
BELÉN GARIJO LÓPEZ	0	129	0	0	0	152	0	11	292	244
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	834	0	0	87	105	0	0	79	1,105	1,062
SUNIR KUMAR KAPOOR	0	129	0	0	0	43	0	0	172	132
CARLOS LORING MARTÍNEZ DE IRUJO	0	129	0	0	0	299	0	13	441	391
LOURDES MAÍZ CARRO	0	129	0	0	0	137	0	13	279	238
JOSÉ MALDONADO RAMOS	0	129	0	0	0	270	0	13	412	348
JUAN PI LLORENS	0	129	0	0	0	284	0	13	426	337
SUSANA RODRÍGUEZ VIDARTE	0	129	0	0	0	314	0	13	456	455
JOSÉ LUIS PALAO GARCÍA-SUELTO	0	32	0	0	0	37	0	15	84	293
JAMES ANDREW STOTT	0	54	0	0	0	125	0	13	192	334

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ii)	Share-based remuneration systems

FRANCISCO GONZÁLEZ RODRÍGUEZ AVR 2017 in shares
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
01/01/2017	0	0	0	—	0	0	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
254,613	7.25	1,846	0	0	0	0	0	0	0	0	—

Other requisites of the year: in 2018, only 90,933 shares will be vested; the remaining 163,680 shares will be deferred for 5 years, subject to the conditions of the applicable settlement and payment system established in the Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

CARLOS TORRES VILA AVR 2017 in shares
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
01/01/2017	0	0	0	—	0	0	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
216,981	7.25	1,573	0	0	0	0	0	0	0	0	—

Other requisites of the year: in 2018, only 77,493 shares will be vested; the remaining 139,488 shares will be deferred for 5 years, subject to the conditions of the applicable settlement and payment system established in the Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

TOMÁS ALFARO DRAKE System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	62,452	62,452	0	—	10,630	10,630	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JOSÉ MIGUEL ANDRÉS TORRECILLAS System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	9,808	9,808	0	—	14,002	14,002	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JOSÉ ANTONIO FERNÁNDEZ RIVERO System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	91,046	91,046	0	—	11,007	11,007	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

BELÉN GARIJO LÓPEZ System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	19,463	19,463	0	—	7,313	7,313	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO AVR 2017 in shares
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	No. of affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
01/01/2017	0	0	0	—	0	0	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
33,683	7.25	244	0	0	0	0	0	0	0	0

Other requisites of the year: in 2018, only 12,029 shares will be vested; the remaining 21,654 shares will be deferred for 5 years, subject to the conditions of the applicable settlement and payment system established in the Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SUNIR KUMAR KAPOOR System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	No. of affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	0	0	0	—	4,165	4,165	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

CARLOS LORING MARTÍNEZ DE IRUJO System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	74,970	74,970	0	—	11,921	11,921	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

LOURDES MÁIZ CARRO System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	8,443	8,443	0	—	7,263	7,263	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2016				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JOSÉ MALDONADO RAMOS System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	57,233	57,233	0	—	10,586	10,586	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JUAN PI LLORENS System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	32,374	32,374	0	—	10,235	10,235	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SUSANA RODRÍGUEZ VIDARTE System of Remuneration in Shares with Deferred Delivery
Implementation Date	Ownership of options at the beginning of 2017				Options allocated during 2017
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	78,606	78,606	0	—	13,952	13,952	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JOSÉ LUIS PALAO GARCÍA-SUELTO System of Remuneration in Shares with Deferred Delivery
Implementation Date	Ownership of options at the beginning of 2017				Options allocated during 2017
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	51,385	51,385	0	—	8,752	8,752	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
60,137	7.18	432	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JAMES ANDREW STOTT System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2017				Options allocated during 2017
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	0	0	0	—	10,226	10,226	0	—

Terms and Conditions:

Shares delivered during 2017			Options exercised in 2017				Options due and not exercised	Options at end of 2017
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
10,226	7.32	75	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

iii)	Long-term savings systems

Name/ Type/total accrual period in years	Contribution in the year by the company (thousands of €)		Accumulated funds (thousands of €)
	Year 2017	Year 2016	Year 2017	Year 2016
Carlos Torres Vila	1,853	3,178	17,503	16,051
José Manuel González-Páramo Martínez-Murillo	393	310	842	609

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

b) Remuneration accruing to company directors for membership of boards in other group companies:

i)	Cash remuneration (in thousands of €)

Name	Salary	Fixed remuneration	Per diem payments	Short-term variable remuneration	Long-term variable remuneration	Remuneration for membership of board committees	Compensation	Other items	Total 2017	Total 2016
FRANCISCO GONZÁLEZ RODRÍGUEZ	0	0	0	0	0	0	0	0	0	0
CARLOS TORRES VILA	0	0	0	0	0	0	0	0	0	0
TOMÁS ALFARO DRAKE	0	0	0	0	0	0	0	0	0	0
JOSÉ MIGUEL ANDRÉS TORRECILLAS	0	0	0	0	0	0	0	0	0	0
JOSÉ ANTONIO FERNÁNDEZ RIVERO	0	0	0	0	0	0	0	0	0	0
BELÉN GARIJO LÓPEZ	0	0	0	0	0	0	0	0	0	0
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	0	0	0	0	0	0	0	0	0	0
SUNIR KUMAR KAPOOR	0	0	0	0	0	0	0	0	0	0
CARLOS LORING MARTÍNEZ DE IRUJO	0	0	0	0	0	0	0	0	0	0
LOURDES MAÍZ CARRO	0	0	0	0	0	0	0	0	0	0
JOSÉ MALDONADO RAMOS	0	0	0	0	0	0	0	0	0	0
JUAN PI LLORENS	0	0	0	0	0	0	0	0	0	0
SUSANA RODRÍGUEZ VIDARTE	0	0	0	0	0	0	0	0	0	0
JOSÉ LUIS PALAO GARCÍA-SUELTO	0	0	0	0	0	0	0	0	0	0
JAMES ANDREW STOTT	0	0	0	0	0	0	0	0	0	0

ii)	Share-based remuneration systems

iii)	Long-term savings systems

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c) Summary of remuneration (in thousands of €):

This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to the director, in thousands of €.

Where there are long-term Saving Systems, include contributions or endowments made to such systems:

Name	Remuneration accruing to the company				Remuneration accruing to group companies				Totals
	Total cash remuneration	Value of shares granted	Gross profit on options exercised	Total 2017 to the company	Total cash remuneration	Value of shares delivered	Gross profit on options exercised	Total 2017 to the group	Total 2017	Total 2016	Contribution to saving systems during the year
FRANCISCO GONZÁLEZ RODRÍGUEZ	3,943	1,846	0	5,789	0	0	0	0	5,789	4,920	0
CARLOS TORRES VILA	3,323	1,573	0	4,896	0	0	0	0	4,896	4,426	1,853
TOMÁS ALFARO DRAKE	370	0	0	370	0	0	0	0	370	338	0
JOSÉ MIGUEL ANDRÉS TORRECILLAS	462	0	0	462	0	0	0	0	462	451	0
JOSÉ ANTONIO FERNÁNDEZ RIVERO	377	0	0	377	0	0	0	0	377	362	0
BELÉN GARIJO LÓPEZ	292	0	0	292	0	0	0	0	292	244	0
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	1,105	244	0	1,349	0	0	0	0	1,349	1,239	393
SUNIR KUMAR KAPOOR	172	0	0	172	0	0	0	0	172	132	0
CARLOS LORING MARTÍNEZ DE IRUJO	441	0	0	441	0	0	0	0	441	391	0
LOURDES MAÍZ CARRO	279	0	0	279	0	0	0	0	279	238	0
JOSÉ MALDONADO RAMOS	412	0	0	412	0	0	0	0	412	348	0
JUAN PI LLORENS	426	0	0	426	0	0	0	0	426	337	0
SUSANA RODRÍGUEZ VIDARTE	456	0	0	456	0	0	0	0	456	455	0
JOSÉ LUIS PALAO GARCÍA-SUELTO	84	432	0	516	0	0	0	0	516	293	0
JAMES ANDREW STOTT	192	75	0	267	0	0	0	0	267	334	0

Total:	12,334	4,170	0	16,504	0	0	0	0	16,504	14,508	2,246

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D.2 Give information on the relationship between the remuneration received by the directors and the earnings or other performance indicators of the entity, explaining, where appropriate, how variations in the company’s performance may have influenced the variation in directors’ remuneration.

Executive directors’ Annual Variable Remuneration is obtained on the basis of compliance with the targets established at the beginning of the year for each Annual Performance Indicator described in this Report, taking into account their associated scales and weightings.

In 2017, results have been affected by the recording of an accounting impairment related to the Bank’s stake in the share capital of Telefonica. Said accounting impairment derives from the application of accounting regulation IAS 39 and the Group’s accounting policies, which has resulted in the Bank having to record the unrealized losses arising from said stake in the Income Statement for financial year 2017 (€1,123 million), previously recorded under the Group’s equity. This accounting reclassification has had no impact in either the Group’s solvency or real value, since it has had no impact on the either the Group or the Bank’s equity, or in its CET 1 fully loaded ratio, or in its liquidity. Likewise, this circumstance has not had any impact on the Bank’s capability for dividend distribution, thus not affecting shareholders’ profitability.

Moreover, exceptional circumstances have taken place, related to the sale of shareholdings in other companies, wholesale real estate portfolio sales and tax changes in geographies where the BBVA Group is present, which have overall entailed a €355 million increase in the Attributable Result.

In order to determine the result of the Annual Performance Indicators, all the aforementioned impacts have been excluded. the aforementioned impacts have not been taken into account, as they derive from transactions or circumstances that have been deemed unconnected to the ordinary management of the Group. The evolution of said indicators has thus been as follows:

•	The Group’s Net Attributable Profit without corporate transactions in 2017 has reached a result of €4,286 million, which represents an increase of 23.3% with respect to the previous year, with a positive evolution of recurring income, moderation of expenses and effective risk management, allowing the contention of provisions.

•	The Group’s RORC for 2017 has been 7.96%, 151 bps above the result obtained in 2016 (6.45%), which is due to the increase in the attributable result as well as the Group prioritizing more efficient activities as regards regulatory capital consumption.

•	RAROEC for 2017 has seen a slight retrocession, situated at 10.4% versus 10.9% in the previous year, however the Group’s risk profile is maintained and a reduction of economic capital is observed. This slight retrocession means the level of achievement of this indicator is situated slightly below the target established for the year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	On the other hand, the Efficiency Ratio has observed notable improvement, situated at 49.9% in 2017 (vs 51.9% in 2016), driven by the strength in recurring income growth, as well as the disciple maintained in terms of expense contention, with synergies that have materialized (specially in Spain) and the advances in transformation.

•	As regards the Net Promoter Score (NPS), an improvement has been observed in nearly all geographies in relation to competing financial entities, which has resulted in a level of achievement of 107.9.

Thus, the application of the scales of achievement defined for each indicator in light of aforementioned results, has resulted in an increase in executive directors’ Annual Variable Remuneration of 12.3% as regards the Group Executive Chairman, 18.9% as regards the Chief Executive Officer and 23.2% as regards the Head of GERPA, compared to 2016.

D.3 Give information on the outcome of the consultative vote of the annual general meeting on the annual remuneration report of the previous year, indicating the number of votes cast against, if any:

	Number	% against total
Votes	4,183,387,273	100%

	Number	% against total
Nay votes	99,721,962	2.38%
Aye votes	4,074,449,594	97.40%
Abstentions	9,215,717	0.22%

E	OTHER INFORMATION OF INTEREST

If there are any relevant aspects relating to directors’ remuneration that you have not been able to describe in other sections of this report but that are necessary to provide more comprehensive and fully reasoned information on the remuneration structure and practices of the company with regard to its directors, list them briefly.

RESUMPTION OF SECTION A.2

Information on the activity undertaken by the Remuneration Committee in 2017

The activity of the Remuneration Committee focused on carrying out the duties attributed to it by the Board Regulations, to provide assistance to the Board in matters related to the remuneration policy for directors, senior managers and remaining Identified Staff at the BBVA Group.

In 2017, the activity of the Remuneration Committee has been particularly affected by the new regulations concerning remuneration published in 2016 (Bank of Spain Circular 2/2016, of February 2, to credit institutions on supervision and solvency and the European Banking Authority’s guidelines on sound remuneration policies), which have had an impact on the remuneration policies and practices of credit institutions.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The main activities carried out by BBVA’s Remuneration Committee in 2017, as regards the remuneration of directors, are described hereunder.

I.	Proposals submitted to the Board regarding remuneration policies

As a result of new regulations on remuneration issues published in 2016, developments in market practices, the outcome of the dialogue between BBVA and its investors and the nature of the Bank’s corporate governance system, which is constantly evolving and improving, in 2016 the Remuneration Committee conducted a review of the remuneration policy applicable and the overall remuneration system, for the purposes of considering a possible update.

Thus, following an in-depth analysis with the assistance of leading independent international consultants specializing in remuneration, such as McLagan (a McLagan/AonHewitt Group company) and Garrigues Human Capital Services, in early 2017 the Remuneration Committee submitted to the Board a proposal for a new Remuneration Policy for BBVA Directors for the years 2017, 2018 and 2019, which maintaining the clarity of concepts and the simplicity of the previous remuneration scheme, added the following new features for executive directors:

•	A clear allocation between fixed and variable components of remuneration, as well as criteria to determine these components;

•	A change to the fixed/variable balance of remuneration, pursuant to the “target ratios” established for each function, to better align it with the applicable regulations, providing more flexibility to variable remuneration with respect to fixed remuneration. In no case such change entails an increase in the total remuneration of the beneficiaries;

•	An increase in the deferred components of executive director’s variable remuneration (60%), as well as a longer deferral period (5 years);

•	An increase in the share-based component of variable remuneration;

•	A review of arrangements for the reduction and recovery of variable remuneration (“malus” and “clawback”) to better align them with the criteria established in the new regulations;

•	The transformation of the Chief Executive Officer’s defined-benefit scheme into a defined-contribution scheme;

•	The establishment of a portion of the contributions to pension schemes as “discretionary pension benefits”, as required by new regulations.

•	Modification of contractual conditions applicable to payments for termination of the contractual relationship.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The introduction of a commitment not to transfer a number of shares equivalent to twice the annual fixed remuneration for a period of at least three years from the time of their vesting, maintaining the general one-year withholding period applicable to all shares. The foregoing not applicable to the transfer of shares required to honor the payment of taxes.

Pursuant to the regulations applicable to listed companies, the Remuneration Policy for BBVA Directors, approved by the Board, was submitted to a binding vote at the Bank’s Annual General Shareholders’ Meeting, held on March 17, 2017 and was approved by a majority of 96.54% of the share capital.

The changes included in the Remuneration Policy for BBVA Directors were framed within the changes made to the remuneration policy applicable to Identified Staff, which includes executive directors and Senior Management of BBVA, which was also approved by the Board at the proposal of the Remuneration Committee, following an analysis by the Board’s Risk Committee, the functions of which include assistance in establishing the remuneration policy in order to ensure that it is compatible with sound and effective risk management, and does not provide incentives to undertake risks beyond the levels tolerated by the Bank.

Additionally, for the purposes of implementation of the remuneration policies approved by the Bank’s corporate bodies, in the course of the year the Remuneration Committee conducted an analysis of the remuneration proposals necessary for the implementation of these policies and, in particular, for application of the settlement and payment system of the Annual Variable Remuneration of executive directors and remaining Identified Staff members. Thus, it analyzed, inter alia, the necessary adjustments to the structure and compensation model for variable remuneration of executive directors and Senior Management members, in order to increase the link between variable remuneration and the Group’s strategy and the financial and non-financial targets established.

Pursuant to the foregoing, in 2017 the Remuneration Committee carried out the following activities, submitting, where necessary, the corresponding proposed resolutions to the Board:

II.	Proposals on remuneration issues in execution of the applicable policies

a)	Remuneration issues concerning non-executive directors

Within the framework of the remuneration system established in the Company Bylaws and in the Remuneration Policy for BBVA Directors, the Committee has conducted an analysis of the remuneration of non-executive directors as members of the Board and its different Committees, and submitted a proposal to the Board not to update, for 2017, the amounts that agreed by this body at previous meetings, amounts that have not been updated since 2007.

b)	Remuneration issues concerning executive directors

The Committee has analyzed the various issues related to the remuneration of executive directors, and thus:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

It determined the Annual Variable Remuneration for the year 2016, settlement of which was to be approved by the Board in the first quarter of 2017, depending on the level of achievement of the annual performance indicators that served as the basis to calculate remuneration and their weightings, as previously established by the Board in 2016, and the application of the corresponding targets, scales and weightings; and the updating of deferred remuneration from previous years to be paid in the first quarter of 2017, pursuant to the criteria approved by the Board for the updating and payment of deferred remuneration from previous years.

In addition, for the purposes of implementation of the Remuneration Policy for BBVA Directors, the Committee determined, and submitted a proposal for approval by the Board, the scales of achievement of the multi-year indicators of deferred Annual Variable Remuneration for 2016, including the determination of the peer group and the scale for the TSR (Total Shareholder Return) indicator, conditions that are also applicable to the remaining Identified Staff members.

The Committee also analyzed the pay conditions of executive directors for 2017, submitting to the Board a proposal of the amounts of fixed and target variable remuneration of executive directors resulting from the new “target ratios” between fixed and variable remuneration set out in the new Remuneration Policy for BBVA Directors, based on the market information provided by the external consultant Willis Towers Watson.

The Committee has likewise analyzed the appropriateness of the annual performance indicators used for the calculation of executive directors’ Annual Variable Remuneration for 2017, as well as their corresponding weightings, along with the targets and new performance scales associated with the indicators, with respect to the previous year, and submitted to the Board the necessary proposals for their determination.

The Committee likewise determined, for submission to the Board, the multi-year performance indicators applicable to the deferred Annual Variable Remuneration for 2017 of executive directors and remaining Identified Staff members, including senior managers, following an analysis by the Board’s Risk Committee.

The Committee also conducted an analysis of the minimum thresholds of Net Attributable Profit and Capital Ratio established as ex ante adjustments to variable remuneration in the respective remuneration policies for Directors and Identified Staff, and the corresponding scales established to determine the accrual of 2017 Annual Variable Remuneration for executive directors and remaining Identified Staff.

Finally, pursuant to the Remuneration Policy for BBVA Directors, which includes the basic contractual framework for executive directors, the Committee determined, for the purposes of submitting a proposal to the Board of Directors, the new contractual conditions for the Chief Executive Officer and the Head of GERPA which include, inter alia, benefit schemes to cover retirement, death and disability, transforming the Chief Executive Officer’s previous “defined benefit” pension system into a new “defined contribution” system, determining the annual contribution to this system; along with the post-contractual non-competition clauses applicable to both directors by virtue of the Remuneration Policy for BBVA Directors, which were reflected in their contracts, approved by the Board of Directors.

III.	Observance and regular review of the Company’s remuneration policies

The functions of the Committee include observance of the remuneration policy established by the Company and regular review of the remuneration policy applied to directors, senior managers and remaining Identified Staff.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Committee thus reviewed the application of the remuneration policy applicable to BBVA’s Identified Staff during 2016, including the process carried out by the Bank to identify this Staff in said year, on the basis of the internal central independent review carried out by the Bank’s Internal Audit area.

The Committee also received information from the Bank’s technical areas concerning application of the procedure for the identification of the Group’s Identified Staff in 2017, in accordance with the criteria established in the applicable regulations and the internal criteria established by the Bank. The Committee analyzed the result of this process along with the number of professionals identified.

IV.	Other activities

In compliance with its duties, the Remuneration Committee submitted to the Board the proposal for 2016’s Annual Report on the Remuneration of Directors, verifying the information concerning the remuneration of directors contained in said Report.

This Report was subsequently approved by the Board, and submitted to an advisory vote at the Annual General Shareholders’ Meeting, held on March 17, 2017, as established in the applicable legislation, and was approved by a majority of 97.40% of votes.

The Committee also submitted a proposal to the Board, for subsequent submission to the Annual General Shareholders’ Meeting, held on March 17, 2017, regarding the approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile, which was approved by the Bank’s General Meeting with 98.39% of the votes, likewise proposing the Board’s Recommendations Report accompanying this proposal and which is directed to the Bank’s shareholders.

All of the matters detailed above, along with other matters within its competence, were included in the corresponding Activity Report of the Remuneration Committee for the year 2017, which, pursuant to the Board Regulations, the Committee submitted to the Board for the purpose of assessing its performance.

RESUMPTION OF SECTION A.4

As stated in section A.4, executive directors are entitled to receive, in 2018 the following annual variable remuneration accrued in previous years:

i.	2017 AVR

In accordance with the remuneration system in force in 2017, set out in the Remuneration Policy for BBVA Directors and explained in section A.4, during 2018 executive directors are entitled to receive the Upfront Payment of 2017’s AVR, as explained in section C of this report and detailed in section D.

i.	2014 AVR

In addition, during 2018, executive directors are entitled to receive one third (the last third) of the deferred component of the Annual Variable Remuneration for 2014, along with its corresponding update, in accordance with the applicable policy for that year.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

APPENDICES

The following is a list of appendices to this Report:

I.	List of comparable entities which comprise BBVA’s peer group pertaining remuneration.

II.	Note 54 to the Bank’s consolidated Financial Statements for 2017.

This annual report on the remuneration of directors was approved at the meeting of the company’s Board of Directors on February 12, 2018.

Indicate whether any Directors voted against or abstained from voting on the approval of this Report.

Yes  ☐                                         No  ☒

Name or company name of the members of the board of directors who have not voted in favor of approving the present report	Reasons (voted against, abstained, non-attendance)	Explain the reasons

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

APPENDIX I – LIST OF COMPARABLE ENTITIES WHICH COMPRISE BBVA’S PEER GROUP PERTAINING REMUNERATION

ENTITY	COUNTRY
Banco Santander	Spain
BNP Paribas	France
Société Générale	France
Barclays	United Kingdom
HSBC Holdings	United Kingdom
Lloyds Banking Group	United Kingdom
Deutsche Bank	Germany
Commerzbank	Germany
UniCredit	Italy
Intesa SanPaolo	Italy
Bank of America Corporation	United States
Citigroup	United States
Wells Fargo & Company	United States
The Bank of Nova Scotia	Canada
ING Groep	Netherlands

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

APPENDIX II—54 Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management

•	Remuneration of non-executive directors received in 2017

The remuneration paid to the non-executive members of the Board of Directors during 2017 is indicated below. The figures are given individually for each non-executive director and itemized:

				Thousands of Euros
Remuneration for non-executive directors	Board of Directors	Executive Committee	Audit & Compliance Committee	Risk Committee	Remunerations Committee	Appointments Committee	Technology and Cybersecurity Commitee	Total
Tomás Alfaro Drake	129	—	71	—	25	102	43	370
José Miguel Andrés Torrecillas	129	—	179	107	—	41	—	455
José Antonio Fernández Rivero	129	167	—	—	43	—	25	363
Belén Garijo López	129	—	71	—	80	—	—	280
Sunir Kumar Kapoor	129	—	—	—	—	—	43	172
Carlos Loring Martínez de Irujo	129	167	—	107	25	—	—	427
Lourdes Máiz Carro	129	—	71	—	25	41	—	266
José Maldonado Ramos	129	167	—	62	—	41	—	399
Juan Pi Llorens	129	—	71	125	45	—	43	412
Susana Rodríguez Vidarte	129	167	—	107	—	41	—	443
Total (1)	1,287	667	464	508	243	265	154	3,587

(1)	Includes the amounts for memberships of the different committees during the year 2017. The composition of these committees was modified on May 31, 2017.

In addition, José Luis Palao García-Suelto and James Andrew Stott, who ceased as directors on March 17, 2017 and on May 31, 2017, respectively, received a total amount of €70 thousand and €178 thousand, respectively, as members of the Board of Directors and of the different Board committees.

Moreover, during 2017, €126 thousand has been paid in healthcare and casualty insurance premiums for the non-executive members of the Board of Directors.

•	Remuneration of executive directors received in the year 2017

During the year 2017, the executive directors have received the amount of the fixed remuneration corresponding to that year, established in the Remuneration Policy for BBVA Directors applicable during financial years 2017, 2018 and 2019. The Policy was approved by the General Meeting held on March 17, 2017 by a majority of 96.54%.

Likewise, the executive directors have received the annual variable remuneration corresponding to the year 2016 which payment vested during the first quarter of 2017, in accordance with the settlement and payment system established under the former remuneration policy for directors, approved by the General Meeting held on March 13, 2015.

In accordance with that settlement and payment system:

•	The upfront payment of the annual variable remuneration for executive directors corresponding to the year 2016 has been paid in equal parts in cash and in BBVA shares.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The remaining 50% of the annual variable remuneration, both in cash and in shares, has been deferred in its entirety for a three-year period, with its accrual and payment subject to compliance with a series of multi-year indicators.

•	All the shares delivered pursuant to the indicated rules will be withheld for a one-year period from the date of delivery. This withholding will be applied to the net amount of the shares, after discounting the amount necessary to honor the payment of taxes accruing on the shares received.

•	A prohibition against hedging has been established, both regarding withheld vested shares and shares pending delivery.

•	The deferred part of the annual variable remuneration will be subject to updating under the terms established by the Board of Directors.

•	The variable component of the remuneration of executive directors corresponding to the year 2016 is limited to a maximum amount of 200% of the fixed component of total remuneration, as agreed by the General Meeting.

Furthermore, following approval of the new Remuneration Policy for BBVA Directors by the 2017 General Meeting, the annual variable remuneration awarded as of the year 2016, inclusive, is subject to arrangements for the reduction (“malus”) and recoupment (“clawback”) of variable remuneration during the entire deferral and retention period, in the terms mentioned in said Policy.

Likewise, in accordance with the settlement and payment system applicable to the annual variable remuneration of the years 2014 and 2013, pursuant to the applicable policy for said years, the executive directors have received the deferred parts of the annual variable remuneration of those years, delivery of which was due in the first quarter of year 2017.

Pursuant to the above, the remuneration paid to the executive directors during 2017 is shown below. The figures are given individually for each executive director and itemized:

	Thousands of euros
Remuneration of executive directors	Fixed remuneration	2016 annual variable remuneration in cash (1)	Deferred variable remuneration in cash from previous years (2)	Total cash 2017	2016 annual variable remuneration in BBVA shares (1)	Deferred variable remuneration in BBVA shares from previous years (2)	Total shares 2017

Group Executive Chairman	2,475	734	622	3,831	114,204	66,947	181,151

Chief Executive Officer	1,965	591	182	2,738	91,915	19,703	111,618
Head of Global Economics, Regulation & Public Affairs (“Head of GERPA”)	834	89	50	972	13,768	5,449	19,217

Total	5,274	1,414	853	7,541	219,887	92,099	311,986

(1)	Amounts corresponding to 50% of 2016 annual variable remuneration.
(2)	Amounts corresponding to the sum of the deferred parts of the annual variable remuneration from previous years (2014 and 2013), and their corresponding updating in cash, payment or delivery of which has been made in 2017, in accordance with the settlement and payment system, as broken down below:

•	2nd third of deferred annual variable remuneration from 2014:

Under this item, the executive directors have received: €321 thousand and 37,392 BBVA shares in the case of the Group Executive Chairman; €101 thousand and 11,766 BBVA shares in the case of the Chief Executive Officer; and €32 thousand and 3,681 BBVA shares in the case of the executive director Head of GERPA.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	3rd third of deferred annual variable remuneration from 2013:

Under this item, the executive directors have received: €301 thousand and 29,555 BBVA shares in the case of the Group Executive Chairman; €81 thousand and 7,937 BBVA shares in the case of the Chief Executive Officer; and €18 thousand and 1,768 BBVA shares in the case of the executive director Head of GERPA.

As at year-end 2017, the last third corresponding to the deferred variable remuneration of the year 2014 is pending payment, delivery of which will correspond in the first quarter of the year 2018, in accordance with the settlement and payment system established for that year.

In accordance with the conditions established in the settlement and payment system previously mentioned, 50% of executive directors’ annual variable remuneration corresponding to the years 2015 and 2016 remains deferred, to be paid in future years, where applicable, according to the aforementioned system.

Likewise, executive directors have received, during 2017, remuneration in kind, which includes insurance premiums and others, for a total overall amount of €217 thousand, of which €16 thousand correspond to the Group Executive Chairman; €121 thousand to the Chief Executive Officer; and €79 thousand to the executive director Head of GERPA.

•	Annual variable remuneration of executive directors for the year 2017

Following year-end 2017, the variable remuneration for executive directors corresponding to that year has been determined, applying the conditions established at the beginning of 2017, as set forth in the Remuneration Policy for BBVA Directors, approved by the General Meeting held on 17 March 2017, in the following terms:

•	40% of the annual variable remuneration corresponding to 2017 will be paid, during the first quarter of 2018, in equal parts in cash and in shares, which amounts to €660 thousand and 90,933 BBVA shares in the case of the Group Executive Chairman; €562 thousand and 77,493 BBVA shares in the case of the Chief Executive Officer; and €87 thousand and 12,029 BBVA shares in the case of the executive director Head of GERPA.

•	The remaining 60% will be deferred for a five-year period, subject to compliance with the multi-year performance indicators (the “Deferred Component”), which will vest, 40% in cash and 60% in shares, under the following schedule: 60% of the Deferred Component after the third year of deferral; 20% after the fourth year of deferral; and 20% after the fifth year of deferral.

The Deferred Component of the annual variable remuneration will be subject to compliance with the multi-year performance indicators determined by the Board of Directors at the beginning of the year, calculated over the first three years of deferral. The application of these indicators may lead to a reduction of the Deferred Component, even in its entirety, but in no event lead to an increase in its amount.

Moreover, in accordance with the settlement and payment system established in the Remuneration Policy for BBVA Directors:

•	Shares delivered to executive directors as annual variable remuneration shall be withheld for a one-year period from the date of delivery. Upon reception of the shares, executive directors will not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration for at least three years after their delivery. The foregoing shall not apply to the transfer of those shares required to honor the payment of taxes.

•	The annual variable remuneration deferred in cash will be subject to updating in the terms established by the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Executive directors shall not be allowed to use personal hedging strategies or insurance in connection with remuneration and responsibility that may undermine the effects of alignment with sound risk management.

•	The variable component of the remuneration of executive directors for the year 2017 will be limited to a maximum amount of 200% of the fixed component of total remuneration, as approved by the General Meeting.

•	Finally, the entire annual variable remuneration of executive directors will be subject to malus and clawback arrangements during the entire deferral and retention period.

The deferred portion in shares is recorded under the item “Remunerations capital-based instruments – Equity” and the corresponding portion in cash in “Other Liabilities – Accrued interest” of the consolidated balance sheet at 31 December 2017.

•	Remuneration of the members of the Senior Management received in 2017

During 2017, members of Senior Management have received the amount of the fixed remuneration corresponding to that year and the annual variable remuneration corresponding to the year 2016, which payment vested during the first quarter of the year 2017, according to the settlement and payment system set forth in the remuneration policy applicable to the Senior Management in that year.

In accordance with this settlement and payment system:

•	The upfront payment of 2016 annual variable remuneration for members of the Senior Management has been paid in equal parts in cash and in BBVA shares.

•	The remaining 50% of the annual variable remuneration, both in cash and in shares, has been deferred in its entirety for a three-year period, and its accrual and vesting shall be subject to compliance with a series of multi-year indicators.

•	All the shares delivered pursuant to the indicated rules shall be withheld for a one-year period from the date of delivery. This withholding will be applied to the net amount of the shares, after discounting the amount necessary to honor the payment of taxes accruing on the shares received.

•	A prohibition against hedging has been established, both regarding withheld vested shares and shares pending delivery.

•	The deferred part of the annual variable remuneration will be subject to updating under the terms established by the Board of Directors.

•	The variable component of the remuneration corresponding to the year 2016 for the Senior Management is limited to a maximum amount of 200% of the fixed component of total remuneration as agreed by the General Meeting.

Furthermore, the annual variable remuneration awarded as of the year 2016, inclusive, is subject to arrangements for the reduction (“malus”) and recoupment (“clawback”) of variable remuneration during the entire deferral and retention period.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to the above, the remuneration paid during the year 2017 to members of the Senior Management as a whole, excluding executive directors, is shown below (itemized):

	Thousands of euros
Remuneration of members of the Senior Management	Fixed remuneration	2016 annual variable remuneration in cash (1)	Deferred variable remuneration in cash from previous years (2)	Total cash 2017	2016 annual variable remuneration in BBVA shares (1)	Deferred variable remuneration in BBVA shares from previous years (2)	Total shares 2017
Total members of the Senior Management (*)	15,673	2,869	1,016	19,558	441,596	110,105	551,701

(*)	This section includes aggregate information regarding those who were members of the Senior Management, excluding executive directors, as at December, 31, 2017 (15 members).
(1)	Amounts corresponding to 50% of 2016 annual variable remuneration.
(2)	Amounts corresponding to the sum of the deferred parts of the annual variable remuneration from previous years (2014 and 2013), and their corresponding updating in cash, payment or delivery of which has been made in 2017 to members of the Senior Management who were entitled to them, as broken down below:

•	2nd third of deferred annual variable remuneration from 2014: corresponds to an aggregate amount of €555 thousand and 64,873 BBVA shares.

•	3rd third of deferred annual variable remuneration from 2013: corresponds to an aggregate amount of €461 thousand and 45,232 BBVA shares.

As at year-end 2017, the last third corresponding to the deferred variable remuneration of the year 2014 is pending payment, delivery of which will correspond in the first quarter of the year 2018, in accordance with the settlement and payment system established for that year.

Likewise, 50% of members of the Senior Management’s annual variable remuneration corresponding to the years 2015 and 2016 remains deferred, to be paid in future years, where applicable, according to the settlement and payment system established for said years.

Additionally, members of the Senior Management as a whole, excluding executive directors, have received remuneration in kind during the year 2017, which includes insurance premiums and others, for a total overall amount of €684 thousand.

•	Remuneration system in shares with deferred delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Meeting held on March 18, 2006 and extended by resolutions of the General Meeting held on March 11, 2011 and on March 11, 2016, for a further five-year period in each case.

This system is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each director in the previous year, calculated according to the average closing prices of the BBVA share during the sixty trading sessions prior to the Annual General Meetings approving the corresponding financial statements for each year.

These shares will be delivered to each beneficiary, where applicable, on the date they leave directorship for any reason other than serious breach of their duties.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The number of “theoretical shares” allocated in the first semester of 2017 to each non-executive director beneficiary of the remuneration system in shares with deferred delivery, corresponding to 20% of the total remuneration received in cash by said directors in 2016, is as follows:

	Theoretical shares allocated in 2017	Theoretical shares accumulated at December 31, 2017
Tomás Alfaro Drake	10,630	73,082
José Miguel Andrés Torrecillas	14,002	23,810
José Antonio Fernández Rivero	11,007	102,053
Belén Garijo López	7,313	26,776
Sunir Kumar Kapoor	4,165	4,165
Carlos Loring Martínez de Irujo	11,921	86,891
Lourdes Máiz Carro	7,263	15,706
José Maldonado Ramos	10,586	67,819
Juan Pi Llorens	10,235	42,609
Susana Rodríguez Vidarte	13,952	92,558
Total (1)	101,074	535,469

(1)	In addition, in the first semester of 2017, 8,752 theoretical shares were allocated to José Luis Palao García-Suelto and 10,226 theoretical shares were allocated to James Andrew Stott, who ceased as directors on March 17, 2017 and on May 31, 2017 respectively.

•	Pension commitments

The Bank has undertaken pension commitments in favor of the Chief Executive Officer and the executive director Head of GERPA, in accordance with the Bylaws, the Remuneration Policy for BBVA Directors and their respective contracts entered into with the Bank, to cover retirement, disability and death.

As regards the Chief Executive Officer, the Remuneration Policy for BBVA Directors provides for a new benefits framework whereby his previous defined-benefits system has been transformed into a defined-contribution system, according to which he is entitled, provided he does not leave his position as Chief Executive Officer due to serious breach of his duties, to a retirement benefit when he reaches the legal retirement age, in the form of capital or as income, which amount shall result from the funds accumulated by the Bank until December 2016 to cover the commitments under his previous benefits scheme and the sum of the annual contributions made by the Bank as of January 1, 2017, to cover said benefit under the new pension scheme, along with the corresponding accumulated yields.

Should the contractual relationship be terminated before he reaches the retirement age, for reason other than serious breach of his duties, the retirement benefit to which the Chief Executive Officer is entitled, when he reaches the age legally established, shall be calculated on the basis of the contributions made by the Bank up to that date, along with the corresponding accumulated yields, with no additional contributions to be made by the Bank upon leave of directorship.

The amount established in the Remuneration Policy for BBVA Directors for the Chief Executive Officer, as annual contribution to cover the retirement benefit under the new defined-contribution scheme, amounts to €1,642 thousand, amount which shall be updated in the same proportion as the annual fixed remuneration for the Chief Executive Officer, in the terms established in said Policy.

Likewise, pursuant to the Policy, 15% of the agreed annual contribution, mentioned above, shall be based on variable components and be considered “discretionary pension benefits”, thus subject to the conditions of delivery in shares, retention and clawback established in applicable regulations, as well as to those other conditions of variable remuneration applicable to them pursuant to the aforementioned Policy.

On the other hand, the Bank will assume payment of the annual insurance premiums in order to top up the coverage of death and disability of the Chief Executive Officer’s benefits scheme, in the terms established in the Remuneration Policy for BBVA Directors.

Pursuant to the foregoing, in the year 2017 an amount of €1,853 thousand has been recorded to attend the benefits commitments undertaken with the Chief Executive Officer, amount which includes the contribution to retirement coverage (€1,642 thousand), as well as to death and disability (€211 thousand), with the total accumulated fund to cover retirement commitments amounting €17,503 thousand, as at December 31, 2017.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

15% of the agreed annual contribution to retirement (€246 thousand) has been registered in the year 2017 as “discretionary pension benefits” and, following year-end 2017, said amount has been adjusted according to the criteria established for the determination of the Chief Executive Officer’s annual variable remuneration for 2017. Accordingly, the “discretionary pension benefits” for the year 2017 have been determined in an amount of €288 thousand, amount which will be included in the accumulated fund in the year 2018, subject to the same conditions as the Deferred Component of annual variable remuneration for the year 2017, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

As regards the executive director Head of GERPA, the pension scheme established in the Remuneration Policy for BBVA Directors establishes an annual contribution of 30% of his fixed remuneration as of January 1, 2017, to cover retirement benefit, as well as payment of the corresponding annual insurance premiums in order to top up the coverage of death and disability.

As in the case of the Chief Executive Officer, 15% of the agreed annual contribution, mentioned above, shall be based on variable components and be considered “discretionary pension benefits”, thus subject to the conditions of delivery in shares, retention and clawback established in applicable regulations, as well as to those other conditions of variable remuneration applicable to them pursuant to the aforementioned Policy.

The executive director Head of GERPA shall be entitled, when he reaches the retirement age, to the benefits arising from the contributions made by the Bank to cover pension commitments, plus the corresponding accumulated yields up to that date, provided he does not leave his position due to serious breach of his duties. In the event of voluntary termination of contractual relationship by the director before retirement, benefits shall be limited to 50% of the contributions made by the Bank to that date, along with the corresponding accumulated yields, with the Bank’s contributions ceasing upon leave of directorship.

Pursuant to the foregoing, in the year 2017 an amount of €393 thousand has been recorded to attend the benefits commitments undertaken with the executive director Head of GERPA, amount which includes the contribution to retirement coverage (€250 thousand), as well as to death and disability (€143 thousand), with the total accumulated fund to cover retirement commitments amounting €842 thousand, as at December 31, 2017.

15% of the agreed annual contribution to retirement (€38 thousand) has been registered in the year 2017 as “discretionary pension benefits” and, following year-end 2017, said amount has been adjusted according to the criteria established for the determination of the executive director Head of GERPA’s annual variable remuneration for 2017. Accordingly, the “discretionary pension benefits” for the year 2017 have been determined in an amount of €46 thousand, amount which will be included in the accumulated fund in the year 2018, subject to the same conditions as the Deferred Component of annual variable remuneration for the year 2017, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

There are no other pension obligations undertaken in favor of other executive directors.

Likewise, an amount of €5,630 thousand has been recorded to attend the benefits commitments undertaken with members of the Senior Management, excluding executive directors, amount which includes the contribution to retirement coverage (€4,910 thousand), as well as to death and disability (€720 thousand), with the total accumulated fund to cover retirement commitments with the Senior Management amounting €55,689 thousand, as at December 31, 2017.

As in the case of executive directors, 15% of the annual contributions agreed for members of the Senior Management shall be based on variable components and be considered “discretionary pension benefits”, thus subject to the conditions of delivery in shares, retention and clawback established in applicable regulations, as well as to those other conditions of variable remuneration applicable to them pursuant to the remuneration policy applicable to Senior Management.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Pursuant to the foregoing, from the annual contribution to cover retirement recorded in 2017, an amount of €585 thousand has been recorded in the year 2017 as “discretionary pension benefits” and, following year-end 2017, said amount has been adjusted according to the criteria established for the determination of the Senior Management’s annual variable remuneration for 2017. Accordingly, the “discretionary pension benefits” for the year 2017 have been determined in an amount of €589 thousand, amount which will be included in the accumulated fund in the year 2018, subject to the same conditions as the Deferred Component of annual variable remuneration for the year 2017, as well as the remaining conditions established for these benefits in the remuneration policy applicable to members of the Senior Management.

•	Extinction of contractual relationship

In accordance with the Remuneration Policy for BBVA Directors, approved by the 2017 General Meeting, the Bank has no commitments to pay severance indemnity to executive directors.

The new contractual framework defined in the aforementioned Policy for the Chief Executive Officer and the executive director Head of GERPA includes a post-contractual non-compete agreement for a period of two years, after they cease as BBVA executive directors, in accordance to which they shall receive remuneration in an amount equivalent to one annual fixed remuneration for every year of duration of the non-compete arrangement, which shall be paid periodically over the course of the two years, provided that leave of directorship is not due to retirement, disability or serious breach of duties.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 14, 2018

	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative